SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 ---------------

                                 TheraSense Inc.
                                (Name of Issuer)

                                  Common Stock,
                           $0.001 par value per share
                         (Title of Class of Securities)

                                    883381105
                                 (CUSIP Number)

                                 ---------------

                                October 12, 2001
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


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CUSIP No..............................................................883381105

1)   Name of Reporting Person.....................Lehman Brothers Holdings Inc.

     I.R.S. Identification No. of Above Person.......................13-3216325

2)   Check the Appropriate Box if a Member of a Group.................. (a)[  ]
                                                                        (b)[  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization..............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power......................................................-0-

6)   Shared Voting Power............................................. 2,294,116

7)   Sole Dispositive Power.................................................-0-

8)   Shared Dispositive Power........................................ 2,294,116

9)       Aggregate Amount Beneficially Owned
     by Each Reporting Person........................................ 2,294,116

10)  Check if the Aggregate Amount in Row (9)Excludes Certain Shares ......[  ]

11) Percent of Class Represented by Amount in Row (9).....................5.88%

12) Type of Reporting Person.................................................HC




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CUSIP No..............................................................883381105

1)   Name of Reporting Person..............................Lehman Brothers Inc.

     I.R.S. Identification No. of Above Person.......................13-2518466

2)   Check the Appropriate Box if a Member of a Group...................(a)[  ]
                                                                        (b)[  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization..............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power......................................................-0-

6)   Shared Voting Power..............................................2,294,116

7)   Sole Dispositive Power.................................................-0-

8)   Shared Dispositive Power........................................ 2,294,116

9)      Aggregate Amount Beneficially Owned
     by Each Reporting Person........................................ 2,294,116

10)  Check if the Aggregate Amount in Row(9)Excludes Certain Shares....... [  ]

11) Percent of Class Represented by Amount in Row (9).....................5.88%

12) Type of Reporting Person...............................................  BD





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CUSIP No..............................................................883381105

1)   Name of Reporting Person...................................LB I Group Inc.

     I.R.S. Identification No. of Above Person..................     13-2741778

2)   Check the Appropriate Box if a Member of a Group................ (a) [  ]
                                                                      (b) [  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization..............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power................................................. 957,193

6)   Shared Voting Power..............................................1,336,923

7)   Sole Dispositive Power...........................................  957,193

8)   Shared Dispositive Power.........................................1,336,923

9)   Aggregate Amount Beneficially Owned
     by Each Reporting Person.........................................2,294,116

10)  Check if the Aggregate Amount in Row(9)Excludes Certain Shares .....  [  ]

11) Percent of Class Represented by Amount in Row (9).................... 5.88%

12) Type of Reporting Person.............................................    CO






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CUSIP No..............................................................883381105

1)   Name of Reporting Person...........Lehman Brothers Venture Associates Inc.

     I.R.S. Identification No. of Above Person.....................  13-4053690

2)   Check the Appropriate Box if a Member of a Group..............    (a) [  ]
                                                                       (b) [  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization............................  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power...............................................       -0-

6)   Shared Voting Power.............................................   832,235

7)   Sole Dispositive Power..........................................       -0-

8)   Shared Dispositive Power........................................   832,235

9)   Aggregate Amount Beneficially Owned
     by Each Reporting Person........................................   832,235

10)  Check if the Aggregate Amount in Row(9)Excludes Certain Shares ....   [  ]

11) Percent of Class Represented by Amount in Row (9).....................2.13%

12) Type of Reporting Person..............................................   CO





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CUSIP No..............................................................883381105

1)   Name of Reporting Person.............Lehman Brothers Venture Partners L.P.

     I.R.S. Identification No. of Above Person..................     13-4055753

2)   Check the Appropriate Box if a Member of a Group................. (a) [  ]
                                                                       (b) [  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization............................. Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power................................................. 832,235

6)   Shared Voting Power.................................................   -0-

7)   Sole Dispositive Power...........................................  832,235

8)   Shared Dispositive Power...........................................    -0-

9)   Aggregate Amount Beneficially Owned
     by Each Reporting Person.........................................  832,235

10)  Check if the Aggregate Amount in Row(9)Excludes Certain Shares .....  [  ]

11) Percent of Class Represented by Amount in Row (9)...................  2.13%

12) Type of Reporting Person............................................     LP






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CUSIP No..............................................................883381105

1)   Name of Reporting Person....Lehman Brothers Venture Capital Partners I,L.P.

     I.R.S. Identification No. of Above Person.....................  13-4055760

2)   Check the Appropriate Box if a Member of a Group..................(a) [  ]
                                                                       (b) [  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization............................  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power................................................  504,688

6)   Shared Voting Power.................................................. -0-

7)   Sole Dispositive Power..........................................   504,688

8)   Shared Dispositive Power........................................       -0-

9)   Aggregate Amount Beneficially Owned
     by Each Reporting Person........................................   504,688

10)  Check if the Aggregate Amount in Row(9)Excludes Certain Shares ..     [  ]

11) Percent of Class Represented by Amount in Row (9)..................   1.29%

12) Type of Reporting Person.............................................    LP







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Item 1(a).    Name of Issuer:

TheraSense Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

1360 South Loop Road
Alameda, CA 94502

Item 2(a).    Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
LB I Group Inc.
Lehman Brothers Venture Associates Inc.
Lehman Brothers Venture Partners L.P.
Lehman Brothers Venture Capital Partners I, L.P.


Item 2(b).    Address of Principal Business Office(s):

Lehman Brothers Holdings Inc.
200 Vesey Street
New York, New York 10285

Lehman Brothers Inc.
200 Vesey Street
New York, New York 10285

LB I Group Inc.
200 Vesey Street
New York, New York 10285

Lehman Brothers Venture Associates Inc.
200 Vesey Street
New York, New York 10285

Lehman Brothers Venture Partners L.P.
200 Vesey Street
New York, New York 10285

Lehman Brothers Venture Capital Partners I, L.P.
200 Vesey Street
New York, New York 10285

Item 2(c).    Citizenship or Place of Organization:

Lehman Brothers Holdings Inc., ("Holdings"), a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc., ("LBI"), a corporation organized under the laws of the State of Delaware.

LB I Group Inc., ("LB I Group"), a corporation organized under the laws of the State of Delaware.

Lehman Brothers Venture Associates Inc., ("Venture Associates"), a corporation organized under the laws of the State of Delaware.

Lehman  Brothers  Venture  Partners  L.P.,  ("Venture   Partners"),   a  limited
partnership organized under the laws of the State of Delaware.

Lehman Brothers Venture Capital Partners I, L.P., ("Venture Capital Partners I") , a limited partnership organized under the laws of the State of Delaware.


Item 2(d).    Title of Class of Securities:

Common Stock, $0.001 par value per share (the "Common Stock")

Item 2(e).    CUSIP Number:

883381105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a)(19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)



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Item 4.       Ownership

(a)  Amount Beneficially Owned

See Item 9 of cover page(s).

(b)  Percent of Class:

See Item 11 of cover page(s).

(c) Number of shares as to which the person has:

(i)   sole power to vote or to direct the vote
(ii)  shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition of
(iv)  shared power to dispose or to direct the disposition of

See Items 5-8 of cover page(s).

Item 5.       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Holdings is the 100% parent of LBI.

LBI is a wholly-owned subsidiary of Holdings and is the 100% parent of LB I
Group.

LB I Group is a wholly-owned subsidiary of LBI and is the 100% parent of Venture Associates and the sole general partner of Venture Capital Partners I. LB I Group is the actual owner of 957,193 shares of Common Stock.

Venture Associates is a wholly-owned subsidiary of LB I Group and is the sole general partner of Venture Partners.

Venture Partners is a limited partnership of which Venture Associates is the sole general partner. Venture Partners is the actual owner of 832,235 shares of Common Stock.

Venture Capital Partners I is a limited partnership of which LB I Group is the sole general partner. Venture Capital Partners I is the actual owner of 504,688 shares of Common Stock.

Under the rules and regulations of the Securities and Exchange Commission, Holdings is deemed to be the beneficial owner of the shares of Common Stock owned by LB I Group, Venture Partners and Venture Capital Partners I; LBI is deemed to be the beneficial owner of the shares of Common Stock owned by LB I Group, Venture Partners and Venture Capital Partners I; LB I Group is deemed to be the beneficial owner of the shares of Common Stock owned by Venture Partners and Venture Capital Partners I; and Venture Associates is deemed to be the beneficial owner of the shares of Common Stock owned by Venture Partners.


Item 8.       Identification and Classification of Members of the Group

Not Applicable


Item 9.       Notice of Dissolution of Group

Not Applicable



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Item 10.      Certification

[ ] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[X] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 19, 2001

LEHMAN BROTHERS HOLDINGS INC.

By:      /s/ Barrett S. DiPaolo
    ---------------------------------------------------
      Name:  Barrett S. DiPaolo
      Title:    Vice President

LEHMAN BROTHERS INC.

By:      /s/ Barrett S. DiPaolo
    ---------------------------------------------------
      Name:  Barrett S. DiPaolo
      Title:    Vice President

LB I GROUP INC.

By:      /s/ Jeffrey A. Welikson
    ----------------------------------------------------
      Name: Jeffrey A. Welikson
      Title:   Vice President

LEHMAN BROTHERS VENTURE ASSOCIATES INC.

By:      /s/ Oliver Budde
    ----------------------------------------------------
      Name:  Oliver Budde
      Title:    Vice President

LEHMAN BROTHERS VENTURE ASSOCIATES INC., as Sole General Partner of LEHMAN BROTHERS VENTURE PARTNERS L.P.

By:      /s/ Oliver Budde
    ----------------------------------------------------
      Name: Oliver Budde
      Title: Vice President

LB I GROUP INC., as Sole General Partner of
LEHMAN BROTHERS VENTURE CAPITAL PARTNERS I, L.P.

By:      /s/ Jeffrey A. Welikson
    -----------------------------------------------------
      Name: Jeffrey A. Welikson
      Title: Vice President